EDWARD T. SWANSON

Attorney At Law

1135 17th Street Suite E

Santa Monica, California 90403

Phone: (310) 315-2828 Fax: (310) 828-6138

Email: etswanson@att.net

March 25, 2008

Via Federal Express and Edgar

Mr. Tom Jones

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Infrared Systems International
Amendment 1 to Registration Statement on Form S-B-2
filed January 25, 2008
File No. 333-147367

Dear Mr. Jones:

This letter is submitted on behalf of Infrared Systems International (the “Company”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission with respect to Amendment No. 1 to the Company’s registration statement on Form SB-2 (“Registration Statement”) initially filed on January 25, 2008, as set forth in a letter from the Staff dated February 21, 2008 to Gary Ball (the “Comment Letter”). In terms of format, the text of each Staff comment has been included herein and is followed by the Company’s response. Transmitted herewith is Amendment No. 2 on Form S-1 to the Registration Statement, which has been marked to reflect the Company’s responses to the Staff’s comments.

General

l.         Please tell us whether the spin-off is contingent on obtaining the approval of shareholders of China Sxan Biotech, Inc. If so, tell us how China Sxan intends to comply with Section 14 of the Securities Exchange Act of 1934.

Response

The spin-off is not contingent upon the approval of China Sxan Biotech, Inc. shareholders.

2.	The Commission recently adopted amendments to its disclosure and reporting requirements. Effective February 4, 2008, registrants may not file registration statements on

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March 25, 2008

small business or “SB” forms. Please refer to Release No. 33 8876 entitled, “Smaller Reporting Company Regulatory Relief and Simplification,” which is available on the Commission’s website at www.sec.gov. In accordance with the release, please file an amendment to your registration statement on the appropriate form available to you.

Response

The enclosed amendment is being filed on Form S-1, the appropriate form of registration statement available to the Company.

Calculation of Registration Fee

3.         Please tell us how you determined the proposed minimum offering per unit of $0.01 per share. We direct your attention to footnote 4 of Staff Legal Bulletin No. 4.

Response

The proposed minimum offering price per unit was determined on the basis of the net asset value of the Company.

Prospectus Cover Page

4.	Please furnish copies of any graphics you intend to use in your prospectus.

Response

The Company does not intend to use any graphics in the prospectus.

5.         Please briefly explain that Infrared Systems International is a wholly-owned subsidiary of China Sxan Biotech, Inc. and after the distribution Infrared will be an independent public company.

Response

Page one of the prospectus has been revised to provide the requested explanation.

6.        Please tell us how you determined the reference to 493,946 shares issuable if all holders of the Series A preferred stock convert their shares into common stock prior to the record date of the distribution. We note from the Form 10-QSB of China Sxan for the quarter ended September 30, 2007 that there are 27,011,477 shares of series A preferred stock outstanding.

Response

The number of shares issuable if all holders of Series A Preferred Stock convert their shares prior

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March 25, 2008

to the record date is now estimated at 247,338, and was calculated as follows: we were advised by the transfer agent in late March 2008 that the number of shares of Series A Preferred Stock then outstanding was 12,461,277. Because of the prior 51-to-1 reverse split of the CSBI common stock, this would convert into 244,338 shares, plus an indeterminate number of additional shares issuable due to rounding up of fractional shares which we estimated at 3,000.

7.        Please revise the third paragraph to clarify the number of the 493,946 shares issuable to your officers and directors. Also, disclose the maximum number of shares that officers and directors will own after the distribution.

Response

The section has been revised to comply with the staff’s comment.

8.         Please briefly explain that the distribution will not qualify as a tax-free spin-off under U.S. tax laws.

Response

The section has been revised to comply with the staff’s comment.

Questions and Answers about the Spin-Off, page 3

9.         Please note that the Q&A should not repeat any information that appears in the prospectus summary, such as the distribution of one share for every share of CSBI common stock and that Infrared is currently in the development stage. Please revise accordingly.

Response

The section has been revised to comply with the staff’s comment.

10.       Please explain the reasons for the spin-off. Also tell us why certain stockholders have agreed to surrender an aggregate of 18,767,516 shares.

Response

The section has been revised to comply with the staff’s comment. We also have explained why certain stockholders have agreed to surrender their shares.

11.	Please explain when the distribution will occur.

Response

The section has been revised to comply with the staff’s comment.

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March 25, 2008

12.       Please explain whether there will be any relationship between Infrared and China Sxan after the spin-off.

Response

Subsequent to the spin-off there will be no relationship between the Company and China Sxan.

About our Company, page 4

13.       Please reconcile the reference in this section and throughout the filing to “certain licenses that provide modest revenues” to the disclosure on page F-10 about 100% of your revenues in 2007 were generated from a single licensee.

Response

The section has been revised to comply with the staff’s comment.

Risk Factors, page 5

14.             Please add a risk factor to highlight that the trading price of the China Sxan common stock may decline after the distribution.

Response

The section has been revised to comply with the staff’s comment.

15.	Please add a risk factor to highlight the tax liability from the distribution.

Response

The section has been revised to comply with the staff’s comment.

If we do not generate adequate revenues to finance our operations . . . page 5

16.             Please reconcile the disclosure on page 5 indicating that $25,0000 of expenses are associated with this offering with the disclosure on pager II-1 indicating $55,000 of expenses are estimated for this offering.

Response

The section has been revised to comply with the staff’s comment.

Securities and Exchange Commission

March 25, 2008

Issuances of our stock could dilute current shareholders and adversely affect ... page 6

17.	Please expand to disclose whether any acquisitions are currently planned.

Response

The section has been revised to comply with the staff’s comment. No acquisitions are currently planned.

Our intellectual property may not be adequately protected, page 7

18.             Please reconcile the disclosure in this risk factor and page 18 discussing a patent pending and a provisional patent with Article 1 of the assignment and assumption agreement filed as exhibit 10.2 which indicate that you have obtained a patent.

Response

The disclosure in the registration statement is correct. The assignment and assumption agreement incorrectly refers to the patent as having been obtained.

Enforcing and protecting our patents and other proprietary information . . . page 7

19.	Please revise the title to clarify, if true, that you only have one patent.

Response

The section has been revised to comply with the staff’s comment.

Our future success depends in large part on the continued service . . . page 8

20.             Please disclose the amount of time that Mr. Ball is able to devote per week to the company.

Response

The section has been revised to comply with the staff’s comment.

The Spin-Off and Plan of Distribution, page 10

21.             Please expand this section or add another section that explains in greater detail the manner of effecting the distribution.

Securities and Exchange Commission

March 25, 2008

                Response

The section has been revised to comply with the staff’s comment by expanding the section and changing the caption.

Background and Reasons for the Spin-Off, page 12

22.             As this is the first instance in which it is disclosed, please revise your disclosure to clarify the identity of Tieli XioXingAnling.

Response

The identity of Tieli XioXingAnling has been clarified on page 4, “The Summary – The Reason for the Spin-Off,” which is now the first instance in which the entity is mentioned.

23.             Please briefly explain the involvement of Dr. Huakong Zhou in other private companies that have merged with public companies.

Response

The section has been revised to comply with the staff’s comment.

24.             Please explain why the board of Advance Technologies, including Mr. Ball, determined to merge Advance Technologies with the business of China Sxan Biotech, Inc., as opposed to other merger candidates, including companies with which Dr. Zhou was affiliated.

Response

The section has been revised to comply with the staff’s comment.

25.             We note the disclosure in the Share Purchase and Merger Agreement dated May 24, 2007 filed as exhibit 10.1 that “AVTX and SXAN have determined that a business combination between them is advisable and in the best interests of heir (sic) respective companies and stockholders and presents an opportunity for their respective companies to achieve long-term strategic and financial benefits.” Please explain in greater detail the “long-term strategic and strategic (sic) benefits.”

Response

The section has been revised to comply with the staff’s comment.

26.             Please disclose whether at the time of the merger agreement the board of Advance Technologies planned to spin-off Infrared Systems International or to operate Infrared Systems

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March 25, 2008

International and ChinaSxan Biotech, Inc. as two wholly-owned subsidiaries to achieve the “long-term strategic and financial benefits.”

Response

The section has been revised to comply with the staff’s comment.

27.             Please file the complete share purchase and merger agreement. We note that several schedules were not filed as exhibits to the agreement.

Response

The Company has filed herewith the complete share purchase and merger agreement, including all schedules thereto.

Certain Market Information, page 13

28.             Please tell us how you determined the reference to 1,187 stockholders of record. We note from the form 10-KSB of China Sxan for the fiscal year ended September 30, 2006 that there were 1,015 shareholders of common stock and 129 shareholders of preferred stock.

Response

This number represents the total number of CSBI stockholders of record and Series A Preferred Stock holders of record.

Management’s Discussion and Analysis or Plan of Operations, page 14

29.             Please tell us why you have not provided disclosure regarding your Critical Accounting Policies and Estimates as proposed by release number 33-8098.

Response

The section has been revised to comply with the staff’s comment by providing the requested disclosure of Critical Accounting Policies and Estimates.

Plan of Operation in the Next Twelve Months, page 15

30.             Please expand the fourth paragraph of this section to discuss the material terms of “the royalties from licenses relating to certain of these rights,” such as the duration of the agreements. Also, tell us why the company has not has not (sic) filed the agreements as exhibits.

Securities and Exchange Commission

March 25, 2008

                Response

The section has been revised to comply with the staff’s comment. The agreements have been filed as exhibits to the amendment to the registration statement being filed herewith.

31.             Please expand the exhibit index to include the material license agreement with Kollsman. Also, expand the appropriate section to discuss the material terms of the agreement with Kollsman.

Response

The section has been revised to comply with the staff’s comment. In addition, the agreement has been filed as an exhibit to the amendment to the registration statement being filed herewith.

32.	Please clarify the reference to “EVS II.” Also, clarify who certifies the AVS II.

Response

The section has been revised to comply with the staff’s comment.

33.             Please update the status of the “shipped schedule” and whether certification has occurred yet in 2008.

Response

The section has been revised to comply with the staff’s comment.

Liquidity and Capital Resources, page 16

34.             Please discuss, if applicable, your relationship with ISS Associate Contractors. We note the disclosure in the liquidity and capital resources section of the Advance Technologies Form 10-KSB for the fiscal year ended September 30, 2006.

Response

The extent of the Company’s relationship with ISS Associate Contractors is that the Company and ISS have entered into a Non Disclosure Agreement.

AVTX Results of Operations, page 16

35.             We note that the Results of Operations discussion on page 16 is for AVTX. Please tell us why this discussion is not for Infrared Systems International, similar to your financial statement presentation.

Securities and Exchange Commission

March 25, 2008

Response

The reference to AVTX was an error and has been corrected in the amendment being filed herewith.

Net Sales, page 16

36.	Please explain why the consulting fees decreased from 2006 to 2007.

Response

The section has been revised to comply with the staff’s comment.

Selling, General and Administrative Expenses, page 16

37.	Please explain why executive compensation decreased from 2006 to 2007.

Response

The section has been revised to comply with the staff’s comment.

Business, page 17

38.             Please advise us if you have a website, and if you do, tell us the address of the website. Also, if you have a website, please consider disclosing the address of your website in this section.

Response

The Company currently owns AVTX.com, which will be converted to ISI.com after the distribution. The section has been revised to comply with the staff’s comment.

39.             Please provide a complete description of the development of you business during the past three years, for example, we not the reference to other development activities in the Form 10-KSB of Advance Technologies for the fiscal year ended September 30, 2006, such as the licensing agreement with Recreational Vehicle Systems.

Response

The section has been revised to comply with the staff’s comment.

40.             We reference the discussion on page 17 of the other prior activities of CSBI. Please revise to discuss the specific nature of these prior activities and indicate whether they are current activities of Infrared Systems International.

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Response

The section has been revised to comply with the staff’s comment.

Going Concern, page 17

41.             Please expand this section to explain in greater detail the “strict restriction on the cost of ongoing operations.” In this regard, we note the disclosure on page 5 about operating costs expected to range between $35,000 and $55,000 for the fiscal year ended September 30, 2008 and the disclosure on page F-4 of operating expenses of approximately $82,000 in both 2006 and 2007.

Response

The section has been revised to comply with the staff’s comment.

Enhanced Vision System, page 18

42.             Please revise the second sentence of the second paragraph of this section to quantify the royalties in 2007. Also, clarify the reference to 2007. Are you referring to the fiscal year ended September30, 2007 or the calendar year ended December 31, 2007?

Response

The section has been revised to comply with the staff’s comment.

43.             Please expand the reference to the belief that “certain conditions’ do not justify introducing the system to the market at this time to briefly discuss the certain conditions.

Response

The section has been revised to comply with the staff’s comment.

Medical Systems, page 18

44.             Please update the status of the relationship with the Taiwanese corporation, such as whether a contract has been signed. Also, update the status that the “Company is currently negotiating and agreement with United Integrated Services for the sale of cameras for medical use.” We note Article 1 of the assignment and assumption agreement.

Response

The section has been revised to comply with the staff’s comment.

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Infrared security System, page18

45.	Please discuss the duration of any material patents.

Response

The Company does not own any material patents.

46.             Please expand the last sentence of this section to update the status of your granted accelerated review.

Response

The section has been revised to comply with the staff’s comment.

Effect of Governmental Regulation, page 20

47.             Please clarify whether the company’s products are subject to regulation by the Food and Drug Administration. Also, clarify whether the company plans to sell the products in the United States. For example, we note the bullet on page 18 indicating products developed in the past include thermal imaging of the human body for medical purposes and the last full paragraph on page 18 indicating that a corporation purchased infrared imaging cameras for medical purposes from CSBI.

Response

The section has been revised to comply with the staff’s comment.

Management, page 20

48.	Please provide the disclosure required by Item 407(a) of Regulation S-K.

Response

The section has been revised to comply with the staff’s comment.

Committees of the Board of Directors, page 21

49.	Please clarify whether the board plans to establish any committees.

Response

The section has been revised to comply with the staff’s comment.

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March 25, 2008

Certain Relationships and Related Transactions, page 22

50.             Please file as exhibits the agreements mentioned in the first paragraph of this section and Note 3 on page F-9. Also, expand this section to discuss the related party transactions disclosed in Note 3. In addition, identify the related party.

Response

There are no existing contracts to be filed as exhibits. The section has been revised to comply with the staff’s comment.

Principal Stockholders, page 23

51.             Please tell us, with a view to disclosure, the identity of the “certain” CSBI stockholders who have agreed to have their shares cancelled. Disclose the class of stock and number of shares of CSBI held by them both prior to and after CSBI’s reverse split as well as prior to the record date for the spin-off. Also disclose the number of shares of Infrared they are entitled to receive following the sin-off as well as the number of shares of Infrared they have agreed to deliver to you for cancellation.

Response

The CSBI stockholders are Dr. Zhou and six persons who had purchased Series B Preferred Stock. In both instances, Advance Technologies and American SXAN had agreed as part of the terms of the acquisition that such shares would not participate in the spin-off of Infrared. A summary of this now is included on page 4.

Federal Income Tax Consequences, page 24

52.             Please revise to clarify whether this section discusses the material U.S. federal income tax consequences.

Response

The section has been revised to comply with the staff’s comment.

Federal Securities Law Consequences, page 26

53.             Please not that the Commission revised Rule 144 in Release No. 33-8869 (December 6, 2007). Please update your disclosure accordingly.

Securities and Exchange Commission

March 25, 2008

                Response

The section has been revised to comply with the staff’s comment.

Description of Securities, page 27

54.             Reconcile the third sentence of the first paragraph with the penultimate sentence of this paragraph. It does not appear consistent with a spin-off that share of Infrared currently held by CSBI would be cancelled.

Response

The section has been revised to comply with the staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

55.             Please revise to provide a currently dated report of your independent registered public accounting firm. We note that the report on page F-2 is dated January 21, 2007.

Response

A currently date report of the Company’s independent registered public accounting firm has been included in the amendment to the registration statement being filed herewith.

Financial Statements

General

56.	Please update the financial statements as required by Rule 3-12 of Regulation S-K.

Response

The section has been revised to comply with the staff’s comment.

57.             Please include updated consents from your independent registered public accounting firm with any amendment to the filing. In addition, the consent included in amendment number 1 to the registration statement references a report of your independent registered public accounting firm dated Janyary21, 2008, which is not included in the filing.

Response

The report referenced in amendment number 1 to the registration statement has been included in the amendment to the registration statement being filed herewith. Updated consents of the

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Company’s independent registered public accounting firm have also been included in the amendment being filed herewith.

58.             We reference the discussion throughout the filing that you are in the development stage. Please tell us why you have not provided the disclosures required by paragraphs 11 and 12 of SFAS 7 for development stage companies. In addition, tell us whether the financial statements should also be identified as those of a development stage enterprise.

Response

The section has been revised to comply with the staff’s comment by deleting the references to a development stage company throughout the amendment to the registration statement being filed herewith.

Statements of Shareholders’ Deficit, page F-5

59.             Please revise to correct the title of the financial statements on page F-5 from statements of operations to statements of shareholders’ deficit.

Response

The title has been corrected.

60.             Please tell us the nature of the $(93,308) balance at September 30, 2005 in the statements of shareholders’ deficit. We reference your disclosure in Note 1 that the registrant was formed in April 2006.

Response

The opening deficit balance is caused by the accounting treatment required for the parent's transfer of its operations into the Company.

Note 1. Summary of Significant Accounting Policies, page F-8

General

61.             We note the discussion on page F-8 that the registrant was organized on April 11, 2006 and that your parent transferred the operations of the technology business to you in July 2007. In addition, the transfer has been accounted for as a combination of entities under common control and the financial statements have been prepared on a combined historical cost basis as though the transaction occurred on September 30, 2005. We also note that your parent was organized in 1969. Please tell us the history of the technology business and when its operations commenced. In addition, tell us whether these financial statements reflect the

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March 25, 2008

predecessor operations of the technology business for all periods prior to the registrant’s existence as required by Article 3 of Regulation S-X.

Response

The Company and its predecessors have been involved in the infrared technology business for more than ten years. The financial statements reflect the predecessor operations of the technology business for all periods prior to the registrant’s existence as required by Article 3 of Regulation S-X.

Accounts Receivable, page F-8

62.             We reference your accounting policy that you record accounts receivable at lower of cost or fair value. Please tell us why accounts receivable are not recorded at cost less estimated allowance for uncollectible or doubtful accounts.

Response

Since the Company’s receivables are all owed by Kollsman, which has been timely paying all royalty revenues, management estimates no allowance for doubtful accounts is necessary.

Revenue Recognition, page F-8

63.             Please revise to clarify your revenue recognition policy from licensing arrangements, including whether you recognize revenue over the term of the license and how you consider any additional obligations to the licensee over this period. Please clarify your discussion that revenue is recognized when the licensee has delivered a product to a customer and indicate and (sic) how this is in accordance with GAAP.

Response

The section has been revised to comply with the staff’s comment.

Note 2 - Going Concern, page F-9

64.             Please revise to provide a detailed discussion of your financial difficulties and your viable plan to overcome these difficulties and address the going concern issues. Your discussion should also include you plans to develop your products ands services, the expected time period to complete this development, financing needs and expected sources of financing. Please refer to the requirements of FRC 607.02.

Response

The section has been revised to comply with the staff’s comment.

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March 25, 2008

Note 3 – Management Compensation, page F-9

65.             We reference the disclosures on page F-9 that you have not paid any compensation to any officer or director. We also note no compensation in your financial statements for fiscal 2007. Please tell us how you have not accrued compensation or ay other expenses or costs of doing business as required by SAB Topic 1.B.1.

Response

Since the Company’s collection of royalty revenues does not require any significant involvement of Company personnel, Mr. Ball has not needed to spend more than a nominal amount of time on the Company.

Note 5 – Definite-Lived Intangible Assets, page F-10

66.             Please disclose the status of the patent applications and when you expect that this will be granted. In addition, clarify how you assessed the recoverability of this asset in accordance with SFAS 144.

Response

The section has been revised to comply with the staff’s comment. Management of the Company has estimated that net future cash flows derived through the use of the patent-pending technology will exceed the carrying value plus estimated future costs to develop the technology and attain the patent.

Undertakings

67.	Please provide the undertakings required by Item 512(a)(5) of Regulation S-K.

Response

The section has been revised to comply with the staff’s comment.

Signatures

68.             Please file as an exhibit the power of attorney that authorizes Mr. Ball to sign as the attorney-in-fact for Mr. Bane.

Response

The section has been revised to comply with the staff’s comment.

Securities and Exchange Commission

March 25, 2008

Please do not hesitate to contact the undersigned with any questions or requests for clarification with respect to the above responses.

A copy of this letter and a marked-up version of the Amendment No. 2 to Form SB-2 on Form S-1 will be sent via US Postal Service Express Mail, tracking number EO023224488US.

Very truly yours,

/s/ Edward T. Swanson
Edward T. Swanson

ETS:mm

cc: Mr. Gary Ball